

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2020

Kari A. Potts
Vice President, General Counsel and Secretary
Brigham Minerals, Inc.
5914 W. Courtyard Drive, Suite 150
Austin, Texas 78730

> **Re: Brigham Minerals, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 21, 2020**
> **File No. 333-238579**

Dear Ms. Potts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas Zentner